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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                 SCHEDULE 14D-1
               TENDER OFFER STATEMENT PURSUANT TO SECTION 14(D)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                        ------------------------------------

                       JACQUES-MILLER INCOME FUND, L.P.-II
                            (Name of Subject Company)

                             AIMCO PROPERTIES, L.P.
                   APARTMENT INVESTMENT AND MANAGEMENT COMPANY
                                    (Bidders)

                      UNITS OF LIMITED PARTNERSHIP INTEREST
                         (Title of Class of Securities)

                                      NONE
                      (Cusip Number of Class of Securities)

                        ------------------------------------
                                  Patrick Foye
                            Executive Vice President
                                 AIMCO-GP, Inc.
                     1873 South Bellaire Street, 17th Floor
                             Denver, Colorado 80222
                                 (303) 754-8101

            (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Bidders)

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                            CALCULATION OF FILING FEE
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Transaction Valuation*:  $294,500                   Amount of Filing Fee: $58.90
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* For purposes of calculating  the fee only. This amount assumes the purchase of
3,100 units of limited partnership interest ("Units") of the subject partnership for $95 per Unit. The amount of the filing fee, calculated in accordance with
Section 14(g)(3) and Rule 0-11(d) under the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the aggregate of the cash offered by the bidders.
                                                             (cover page 1 of 2)

                                                             (cover page 2 of 2)

[ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid:  Not Applicable
Form or Registration No.:  Not Applicable
Filing Party: Not Applicable
Date Filed:  Not Applicable

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CUSIP No. NONE                    14D-1 AND 13D/A                     Page 3


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1.       Name of Reporting Persons; I.R.S. Identification Nos. of Above Persons

                             AIMCO PROPERTIES, L.P.
                                   84-1275621
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2.       Check the Appropriate Box if a Member of a Group

         (a)      [ ]

         (b)      [X]
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3.       SEC Use Only
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4        Sources of Funds

                                       WC
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5.       Check if Disclosure of Legal Proceedings is Required Pursuant
         to Items 2(e) or 2(f)                                               [ ]
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6.       Citizenship or Place of Organization

                                    Delaware

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7.       Aggregate Amount Beneficially Owned by Each Reporting Person

                                      None
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8.       Check if the Aggregate Amount in Row 7 Excludes Certain Shares      [ ]
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9.       Percent of Class Represented by Amount in Row 7

                                       N/A
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10.      Type of Reporting Person

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                                       PN
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1.       Name of Reporting Persons; I.R.S. Identification Nos. of Above Persons

                  APARTMENT INVESTEMENT AND MANAGEMENT COMPANY
                                   84-1259577
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2.       Check the Appropriate Box if a Member of a Group

         (a)      [ ]

         (b)      [X]
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3.       SEC Use Only
-----------------------------------------------------------------------------

4        Sources of Funds

                                       N/A
-----------------------------------------------------------------------------

5.       Check if Disclosure of Legal Proceedings is Required Pursuant
         to Items 2(e) or 2(f)                                               [ ]
-----------------------------------------------------------------------------

6.       Citizenship or Place of Organization

                           Maryland

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7.       Aggregate Amount Beneficially Owned by Each Reporting Person

                                      None
-----------------------------------------------------------------------------

8.       Check if the Aggregate Amount in Row 7 Excludes Certain Shares      [ ]
-----------------------------------------------------------------------------

9.       Percent of Class Represented by Amount in Row 7

                                      None
-----------------------------------------------------------------------------

10.      Type of Reporting Person

                                       CO
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




                                 SCHEDULE 14D-1

         This Tender Offer Statement on Schedule 14D-1 (the "Statement") relates to an Offer by AIMCO Properties, L.P. (the "Purchaser") originally made on April 1, 1999 for 607.5 Units (as hereinafter defined) for $76 per Unit in cash, which offer was supplemented April 21, 1999 to increase the per Unit consideration to $95 and to extend the expiration date. In light of the number of Units tendered, the Purchaser is further amending the offer to increase the number of Units being sought to 3,100 Units which represents 25% of the total Units. As a result, the Purchaser is required to file the Statement.

ITEM 1.  SECURITY AND SUBJECT COMPANY.

         (a) The name of the subject company is Jacques-Miller Income Fund L.P.-II, a Delaware limited partnership (the "Partnership"). The address of the Partnership's principal executive offices is 102 Woodmont Boulevard, Suite 420, Nashville, Tennessee.

         (b) This Statement relates to an offer by AIMCO Properties, L.P., a Delaware limited partnership (the "Purchaser"), to purchase up to 3,100 of the outstanding units of limited partnership interest ("Units") of the Partnership at a purchase price of $95 per Unit, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase dated April 1, 1999, as supplemented don April 21, 1999 and as further supplemented on May 11, 1999 (the "Offer to Purchase") and the related Letter of Transmittal (which, together with any supplements or amendments, collectively constitute the "Offer"), copies of which are filed as Exhibits (a)(1), (a)(2), (a)(3) and
(a)(2) hereto, respectively. The information set forth in the Offer to Purchase under "Introduction" is incorporated herein by reference.

         (c) The information set forth in the Offer to Purchase in Annex I is incorporated herein by reference.

ITEM 2.  IDENTITY AND BACKGROUND.

         (a)-(d), (g) This Statement is being filed by the Purchaser and AIMCO (collectively, the "Bidders"). The information set forth in the Offer to Purchase under "Introduction," in Section 8 ("Certain Information Concerning Us and Certain of Our Affiliates") and in Schedule 1 to the Offer to Purchase is incorporated herein by reference.

         (e)-(f) During the last five years, none of the Bidders nor, to the best of their knowledge, any of the persons listed in Schedules I to the Offer to Purchase (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining further violations of or prohibiting activities subject to federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS WITH THE SUBJECT COMPANY.

         (a)-(b) The information set forth in the Offer to Purchase under "Introduction," and in Section 10 ("Conflicts of Interest and Transactions with Affiliates") is incorporated herein by reference.

ITEM 4.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         (a) The information set forth in Section 13 ("Sources of Funds") is incorporated herein by reference.

         (b)-(c)   Not applicable.


ITEM 5.  PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE BIDDER.

          (a)-(b), (e) The information set forth in the Offer to Purchase under "Introduction" and in Section 11 ("Future Plans of the Purchaser") is incorporated herein by reference.

         (c) The information set forth in the Offer to Purchase in Section 8 ("Future Plans of the Purchaser"), in Section 10 ("Conflicts of Interest and Transactions with Affiliates") and in Section 12 ("Certain Information Concerning Your Partnership") is incorporated herein by reference.

         (d)      Not applicable.

         (f)-(g) The information set forth in the Offer to Purchase in Section 7 ("Effects of the Offer") is incorporated herein by reference.

ITEM 6.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

         (a)-(b)  The  information  set  forth in the  Offer to  Purchase  under
"Introduction,"  and  in  Section  11  ("Certain   Information   Concerning  the
Purchaser") is incorporated herein by reference.

ITEM 7. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SUBJECT COMPANY'S SECURITIES.

         The information set forth in the Offer to Purchase under "Introduction," in Section 7 ("Effects of the Offer"), Section 10 ("Conflicts of Interest and Transactions with Affiliates"), Section 11 ("Certain Information Concerning the Purchaser") and Section 12 ("Certain Information Concerning Your Partnership ") is incorporated herein by reference.

ITEM 8.  PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

         The information set forth in the Offer to Purchase under "Introduction" and in Section 17 ("Fees and Expenses") is incorporated herein by reference.

ITEM 9.  FINANCIAL STATEMENTS OF CERTAIN BIDDERS.

         The information set forth in Schedule 1 to the Offer to Purchase is incorporated herein by reference. In addition, the following are expressly incorporated in this Statement by reference: (i) the audited financial statements of the Purchaser set forth at Part I-Item 8 of the Purchaser's Annual Report on Form 10-K for the year ended December 31, 1998, which is on file with the Commission; and (ii) the audited financial statements of AIMCO set forth at
Part I-Item 8 of AIMCO's Annual Report on Form 10-K for the year ended December 31, 1998, which is on file with the Commission.

ITEM 10. ADDITIONAL INFORMATION.

         (a)      Not applicable.

         (b)-(d) The information set forth in the Offer to Purchase in Section 16 ("Certain Legal Matters") is incorporated herein by reference.

         (e)      None.

         (f) The information set forth in the Offer to Purchase and the related Letter of Transmittal, copies of which are filed as Exhibits (a)(1), (a)(2),
(a)(3) and (a)(4) hereto, respectively, is incorporated herein by reference in its entirety.

ITEM 11. MATERIAL TO BE FILED AS EXHIBITS.

         (a)(1)   Offer to Purchase, dated April 1, 1999.

         (a)(2)   Supplement No. 1 to Offer to Purchase, dated April 21, 1999.

         (a)(3)   Supplement No. 2 to Offer to Purchase, dated May 11, 1999.

         (a)(4)   Letter of Transmittal and Related Instructions.

         (a)(5) Cover Letter, dated April 1, 1999, from the Purchaser to the Limited Partners of the Partnership.

         (a)(6)   Press Release dated May 10, 1999

                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  May 11, 1999

                                                     AIMCO PROPERTIES, L.P.

                                                     By:      AIMCO-GP, Inc.


                                                            By:  Patrick J. Foye
                                                                 Patrick J. Foye
                                                        Executive Vice President


                                                     APARTMENT INVESTMENT AND
                                                      MANAGEMENT COMPANY


                                                   By:  Patrick J. Foye
                                                        Patrick J. Foye
                                                        Executive Vice President

                                  EXHIBIT INDEX

Exhibit           Description

         (a)(1)   Offer to Purchase, dated April 1, 1999.

         (a)(2)   Supplement No. 1 to Offer to Purchase, dated April 21, 1999.

         (a)(3)   Supplement No. 2 to Offer to Purchase, dated May 11, 1999.

         (a)(4)   Letter of Transmittal and Related Instructions.

         (a)(5) Cover Letter, dated April 1, 1999, from the Purchaser to the Limited Partners of the Partnership.

         (a)(6)   Press Release dated May 10, 1999.